NO ACT

PB
12-23-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[redacted]N, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09004311

March 4, 2009

Received SEC
MAR 04 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-4-09

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Re: The Home Depot, Inc.
Incoming letter dated December 23, 2008

Dear Mr. Gottsegen:

This is in response to your letter dated December 23, 2008 concerning the shareholder proposal submitted to Home Depot by the As You Sow Foundation on behalf of Thomas van Dyck. We also have received a letter on the proponent's behalf dated February 26, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

March 4, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated December 23, 2008

The proposal requests that the company issue a report on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and any other toxins contained in n:vision brand products.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(7), as relating to Home Depot's ordinary business operations (i.e., the sale of particular products). Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Home Depot relies.

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 26, 2009

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal to The Home Depot, Inc. seeking a report on policy options regarding toxins in its private label products, submitted by the As You Sow Foundation on behalf of Mr. Thomas van Dyck

Dear Sir/Madam:

Mr. Thomas van Dyck (the "Proponent") is the beneficial owner of common stock of The Home Depot, Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 23, 2008, sent to the Securities and Exchange Commission Staff (the "Staff") by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2009 proxy statement by virtue of Rule 14a-8(i)(5), Rules 14a-8(i)(3) and 14a-9, and Rule 14a-8(i)(7).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the aforementioned Rules, it is our opinion that the Proposal must be included in the Company's 2009 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being sent via fax concurrently to Jonathan Gottsegen, Assistant Secretary & Senior Counsel, The Home Depot Inc.

Summary

The shareholder Proposal relates to a flagship product of Home Depot which threatens to cause mercury contamination of home environments in the event of breakage. The resolution seeks to ensure that the Company engages in adequate measures to reduce harm to the environment by ensuring that consumers are prepared to act effectively when the bulbs break. Because this is a product upon which Home Depot is staking its environmentally sensitive reputation, the fact that it represents less than 5% of cash flow to the Company does not make it irrelevant to the Company's operations for purposes of rule 14a(i)(5). The resolution is not vague or indefinite but adequately informs shareholders of what is requested of the Company. The resolution is not excludable under the ordinary business exclusion because it relates to environmental harm reduction measures consistent with Staff Legal Bulletin 14C.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

The Proposal

For the convenience of the Staff, the Proposal in its entirety states:

Home Depot
Whereas compact fluorescent lamps (CFL) manufactured for Home Depot are positive, energy-saving products that save up to 75% in energy cost and last far longer than incandescent bulbs. However, CFLs contain mercury and therefore pose health risks to consumers when broken requiring appropriate package labeling and risk disclosure.

Ed Yandek, chairman of the National Electrical Manufacturers Association (NEMA) Lamp Section Technical Committee has stated that "it is to the lighting industry's advantage to limit the total mercury content of CFLs and to work with all stakeholders so that CFLs are managed in an environmentally responsible manner at end-of-life."

Current technology requires mercury for operation of fluorescent lamps, but accidental exposure to mercury in the bulbs through consumer breakage poses potential threats to environmental health. Overexposure to mercury can result in respiratory failure, affect kidney and brain functions, and cause long-term neurobehavioral problems in children whose mothers were exposed during pregnancy (http://www.oehha.ca.gov/air/toxic_contaminants/pdf_zip/MercurypostSRP3.pdf p 1).

EPA has established a level of safe exposure of mercury in the air at 300nanograms/cubic meter. The Centers for Disease Control consider minimal risk to be at 200 nanograms/cubic meter. Studies indicate that a broken CFL with 5mg of mercury can produce mercury vapor levels well in excess of these levels - from 8,000 to 150,000 nanograms/cubic meter (http://mpp.cclearn.org/wp-content/uploads/2008/08/final_shedding_light_all.pdf pp 4, 6, 7).

Some public health experts assert that consumers need disclosure of the amount of mercury present in each individual lamp, not a broad average or range, in order to make informed purchasing decisions based on environmental impact and potential threat to human health. Others assert that packaging should also include information on clean-up procedures to be followed by consumers when bulbs break as recommended by Environmental Protection Agency (EPA).

Resolved: Shareholders request the company to issue a report, at reasonable expense and omitting confidential information, on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and any other toxins contained in its private label n:vision brand products.

Supporting Statement: Proponents believe the report should, among other things, discuss policy ideas such as the labeling of mercury levels in products, providing consumers with information on cleanup procedures, and whether Home Depot policy could be shaped to help drive development of non-mercury, energy saving, lighting alternates. We believe providing mercury content information on the package could give Home Depot's n:vision brand products a potential advantage over its competition and provide a valuable service to consumers in situations where CFL breakage could pose health threats to family members or pets. Providing clean up information with each package would allow consumers to be informed and ready to follow proper procedures before accidents happen, eliminating the need for urgent calls to local authorities after product breakage.

Background

The issue of mercury content of energy-saving light bulbs has grown in importance. Across the economy, consumers and businesses are being encouraged to deploy energy-saving technologies, including compact fluorescent lamps (CFLs). These light bulbs are being sold in staggering numbers. The energy savings of CFLs over incandescent bulbs is substantial and is a driver for government promotion policies and booming sales. So far, however, very little emphasis is being placed on either the risks of a fragile mercury containing product in the home or the need to handle and dispose of these bulbs safely. The issue is being given surprisingly little attention despite the risk to consumers, especially young members of families and pets, by their proximity to floors and carpets where exposure to mercury from broken bulbs is highest, could be exposed to harmful levels of mercury in the event of bulb breakage.

Lightbulbs break. We all have broken and cleaned up broken bulbs. In the absence of specific mandates[1], many consumers are not even aware that CFLs are not to be cleaned up in the same way as an incandescent bulb. After breakage, consumers might typically use a vacuum or broom to clean up the bulb – but this common sense reflex is inappropriate and hazardous. Home Depot private label bulbs, n:vision, do not indicate the needed clean up procedures.

Attention to the environmental risks of these broken bulbs has been overshadowed by the media blitz touting the energy savings of CFLs. But awareness of the special requirements for CFLs is growing as is media coverage of the environmental hazards of the broken bulbs.

For instance, TheStreet.com, January 9, 2009 noted:

> … **Should you break one, the EPA lists on its Web site some extremely alarming instructions for how to clean up mercury.** (Vacuuming, it seems, is a big no-no).

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[1] In contrast to the lack of mandates in the US, in Europe the Eco-Design directive enacted in 2005 prescribes standards for CFL bulbs and their labeling. The directive requires that the label contain certain information, parallel to what is requested by the resolution:

> If the lamp contains mercury:
> (k) Lamp mercury content as X.X mg;
> (l) Indication of which website to consult in case of accidental lamp breakage to find instructions on how to clean up the lamp debris.
>
> European Eco-design Directive, ANNEX II, Section 3.1
> Ecodesign requirements for non-directional household lamps

There are numerous precedents in the US for shareholders and other stakeholders to urge companies to reduce environmental and health concerns addressed under European laws and directives in advance of their adoption in the US. The European directive demonstrates the seriousness of the policy challenge that these issues raise, and raises the stakes for US companies in the absence of specific mandates.

- The mercury means these are considered hazardous waste and you should not blithely throw them into your household trash...

A column in the Statesman Journal (Salem, Oregon, Sept 4, 2008), went into more depth about the concern:

Back in 2001, some 8.4 million compact fluorescent light bulbs were distributed in the Northwest, spearheading the campaign to get the public to switch from incandescent bulbs to the more energy-efficient CFLs.

Right now, according to Portland General Electric, those bulbs are reaching the end of their life span and burning out. But replacing them isn't as easy as just tossing out the old and screwing in the new.

CFL bulbs contain mercury, a powerful neurotoxin that poses serious health risks, especially for children. Already, researchers have linked mercury toxicity to birth defects, autism, Alzheimer's disease, Parkinson's disease, multiple sclerosis, fibromyalgia, lupus, chronic fatigue syndrome, arthritis, depression, bipolar disorder and other conditions.

The National Institute of Environmental Health Sciences' Web site says, **"Mercury vapor inhalation can cause significant neural damage in developing fetuses and children."**

Still think CFLs pose no risk? Read the EPA's instructions on what to do if one breaks. **First, evacuate children and pets from the area. Then, ventilate the room for 15 minutes, shut off the central forced-air heating/air conditioning system to keep the fumes from circulating through the house, carefully scoop up the pieces with cardboard or duct tape and place them in a glass jar with a metal lid (such as a canning jar) or in a sealed plastic bag! Whatever you do, don't use a vacuum or broom!**

Broken bulbs, in short, **have to be treated as toxic waste and are so potentially harmful that some states have made it against the law to put them in with the trash. That's just one bulb. Can you imagine what will happen when a good portion of those 8.4 million CFLs make their way to the landfill? True, people are warned not to put the bulbs into the trash, but it's estimated that only 3 percent of all CFLs are properly disposed of.**

These are staggering statistics, and the foundation of a serious environmental health threat to all Americans using CFLs in their homes, and to the environment affected by mercury leaching into the soil and water from landfills.

For those who, despite lack of clear signals from Home Depot, go to the Environmental Protection Agency website to learn how to clean up broken CFLS, they will find those very specific instructions. These Environmental Protection Agency instructions do not appear on or in the box of Home Depot distributed products[2]:

How should I clean up a broken fluorescent bulb?

Because CFLs contain a small amount of mercury, EPA recommends the following clean-up and disposal guidelines:

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[2] http://www.energystar.gov/ia/partners/promotions/change_light/downloads/Fact_Sheet_Mercury.pdf

1. **Before Clean-up: Air Out the Room**

- Have people and pets leave the room, and don't let anyone walk through the breakage area on their way out.
- Open a window and leave the room for 15 minutes or more.
- Shut off the central forced-air heating/air conditioning system, if you have one.

2. **Clean-Up Steps for Hard Surfaces**

- Carefully scoop up glass fragments and powder using stiff paper or cardboard and place them in a glass jar with metal lid (such as a canning jar) or in a sealed plastic bag.
- Use sticky tape, such as duct tape, to pick up any remaining small glass pieces and powder.
- Wipe the area clean with damp paper towels or disposable wet wipes. Place towels in the glass jar or plastic bag.
- Do not use a vacuum or broom to clean up the broken bulb on hard surfaces.

3. **Clean-up Steps for Carpeting or Rug:**

- Carefully pick up glass fragments and place them in a glass jar with metal lid (such as a canning jar) or in a sealed plastic bag.
- Use sticky tape, such as duct tape, to pick up any remaining small glass fragments and powder.
- If vacuuming is needed after all visible materials are removed, vacuum the area where the bulb was broken.
- Remove the vacuum bag (or empty and wipe the canister), and put the bag or vacuum debris in a sealed plastic bag.

4. **Clean-up Steps for Clothing, Bedding, etc.:**

- If clothing or bedding materials come in direct contact with broken glass or mercury-containing powder from inside the bulb that may stick to the fabric, the clothing or bedding should be thrown away. Do not wash such clothing or bedding because mercury fragments in the clothing may contaminate the machine and/or pollute sewage.
- You can, however, wash clothing or other materials that have been exposed to the mercury vapor from a broken CFL, such as the clothing you are wearing when you cleaned up the broken CFL, as long as that clothing has not come into direct contact with the materials from the broken bulb.
- If shoes come into direct contact with broken glass or mercury-containing powder from the bulb, wipe them off with damp paper towels or disposable wet wipes. Place the towels or wipes in a glass jar or plastic bag for disposal.

5. **Disposal of Clean-up Materials**

- Immediately place all clean-up materials outdoors in a trash container or protected area for the next normal trash pickup.
- Wash your hands after disposing of the jars or plastic bags containing clean-up materials.
- Check with your local or state government about disposal requirements in your specific area. Some states do not allow such trash disposal. Instead, they require that broken and unbroken mercury-containing bulbs be taken to a local recycling center.

6. **Future Cleaning of Carpeting or Rug: Air Out the Room During and After Vacuuming**

- The next several times you vacuum, shut off the central forced-air heating/air conditioning system and open a window before vacuuming.

- Keep the central heating/air conditioning system shut off and the window open for at least 15 minutes after vacuuming is completed.

In short, the widespread distribution of CFL light bulbs is a positive development from the standpoint of reducing energy consumption. But with companies like Home Depot promoting their ever increasing use, the environmental implications of distributing these mercury containing products throughout the economy into home environments without providing the necessary information to prevent toxic environmental conditions in those homes, and in landfills, is a significant environmental and social policy concern. Thus, the current proposal asks that the company develop a report on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and any other toxins contained in its private label n:vision brand products.

Analysis

I. The Proposal is relevant to the Company's operations regardless of whether n:vision products account for less than 5% of the Company's assets or earnings, because they relate to a flagship brand on which the Company is staking its "environmentally sensitive" reputation.

While Rule 14a-8(i)(5) permits exclusion of proposals that relate to operations that do not reach a certain threshold of assets or income, this standard is only met when, as the Company notes, those operations are not "otherwise significantly related to the company's business." While n:vision products do not account for a large portion of the Company's current business, they are important to Home Depot's brand, a focal point of their environmental stewardship and sustainability programs, marketing, and future growth strategy, and as such are significantly related to the Company's business and therefore non-excludable.

The Company writes in its no-action request letter that "the Company's n:vision products are among the thousands of products offered for sale by the Company ... [sales are] incidental to the Company's core home improvement business and does not significantly affect other portions of the Company's business." Yet the n:vision product line is the **flagship** of the Company's **Eco Options initiative**, which attempts to improve the Company's image among environmentally conscious consumers.

The Company's own marketing efforts point to the importance of n:vision products to the Home Depot brand. In honor of Earth Day 2007, the Company gave away one million n:vision compact fluorescent lightbulbs, a nationwide promotion involving stores in 48 states. The Company touted that the giveaway would reduce carbon emissions by 196 million pounds.

Indeed, on Earth Day April 22, 2007, the Company announced that it would give away 1 million of these light bulbs to promote its new environmentally sensitive product lines. The Company's April 17, 2007 new release added:

> The Home Depot, the world's largest home improvement retailer, today **expanded its long-term commitment** to the environment and sustainability by launching its Eco Options program in the United States. Eco Options is a classification that allows customers to easily identify products that have less of an impact on the environment and empowers them to help make a difference in their own homes.
>
> As the market leader in CFL sales, The Home Depot sold more than 50 million CFL bulbs in 2006. "For more than a decade, The Home Depot has been a proponent of environmental sustainability. From our wood purchasing policy to having our first store certified as green by the U.S. Green Building Council, we are committed to helping improve the environment and lessen our impact on it," said Frank Blake, chairman and CEO of The Home Depot. "Eco Options is the next step in **expanding our commitment** and making sure we help our customers who want to make a difference themselves."
>
> The Company also is working to reduce its own impact on the environment. To save energy in its stores, The Home Depot has begun the process of replacing the incandescent bulbs in its Lighting department displays with CFL bulbs. The bulb replacement is under way at 200 The Home Depot stores and will be expanded to others throughout the year.
>
> The first Eco Options displays are rolling out now in The Home Depot stores across the country. The launch will capitalize on the growing trend of consumers embracing environmentalism and seeking ways to protect the environment.
>
> (emphasis added)

The press release goes on to highlight other activities that the Company and its foundation are doing to improve the environment.

The media has followed Home Depot's campaigns. A November 8, 2008 article in the Atlanta Journal-Constitution noted, "At the intersection of high energy prices, the credit crunch, environmentalism and downsized consumer spending, Home Depot is seeing a business opportunity. The largest home improvement chain in the country sees dollars in helping consumers save money on their energy bills. The chain has been battling declining sales, especially as home building and remodeling has slowed. But there's been an uptick in basic maintenance supplies, especially environmentally friendly products. In the debut year, "Eco Options" products rang up more than $2 billion in sales."

While a small portion of current business, the Company's environmental sales are undergoing extremely fast growth. An interview with the Company's vice president of Environmental Innovation, Ron Jarvis, with Greenbiz.com executive editor Joel Makower highlighted some of the trends:

> JM: So what was driving this from a business perspective? Is this to move more product, or is this to bring people into the store who might not otherwise come, or is

> it primarily to give a sort of a greener look to all of Home Depot's offerings?
>
> RJ: Well, it's -- first and foremost, it was to satisfy the future demand that we think is gonna be there for the consumers, and since we've been working on these products, we've been carrying products similar to these and some of these products that are Eco Options we have carried for a while, we felt it was time to get these in front of the consumers and educate them on what the benefits of these are.
>
> JM: So how's it working? Give me a little status report.
>
> RJ: Well, it's -- the ones that we put the most emphasis on, which I think is easier for the consumer to adapt to, are products like programmable thermostats, ceiling fans, CFLs -- compact florescent lighting -- those sales are up. Our sales of CFLs are up 75 percent this year versus last year, and last year they were up about 50 percent. So some tremendous in road on these products that we've made in getting those into the consumer's hands.

Home Depot prides itself on its environmental leadership and in that vein, has implemented and promoted a CFL recycling program. Their press release trumpeted that "this free service is the first such offering made so widely available by a retailer in the United States and offers customers additional options for making environmentally conscious decisions from purchase to disposal." The first thing a visitor to the "Eco Options" section of Home Depot's web site sees is a large graphic of three n:vision CFL bulbs, with a link to the details of Home Depot's CFL recycling program.
http://www6.homedepot.com/ecooptions/index.html? (Visited February 23, 2009).

A reporter for TheStreet.com noted the importance of environmental efforts by large retailers Wal-Mart and Home Depot:

> Two retailing heavyweights went for the green Tuesday, as they unveiled environmentally friendly initiatives...
>
> Craig Johnson, president of Customer Growth Partners, said consumers are more aware of environmentally friendly products now than they have been in the past, so it is a good time to try and sell them. But he also said the two companies can benefit in other ways by going green.
>
> "Both companies have had challenging public relations problems," he said, referring to the departure of controversial former Home Depot CEO Robert Nardelli and Wal-Mart's labor issues and lawsuits connected to the firing of a former marketing executive.
>
> Rob Lenihan, "Wal-Mart, Home Depot Go Green," TheStreet.com, April 17, 2007

In order for a shareholder proposal to be omitted by virtue of Rule 14a-8(i)(5), the proposal must not merely be economically insignificant to the registrant, but the registrant also has the burden of proving that the shareholder proposal is "not otherwise related to the company's business". The Company has failed to meet this burden of proof.

During the revision of the Shareholder Proposal Rule in 1982-83, the Commission, in Release 34-19135 (October 14, 1982) stated with respect to its proposed revision of exclusion (c)(5) (now (i)(5)) (which proposal was subsequently adopted by the Commission in Release 34-20091 (August 16, 1983)):

> Under such a revised paragraph (c)(5) a proposal would not be excludable, notwithstanding its failure to meet the specified economic thresholds, if a significant relationship to the issuer's business is demonstrated. . . . Historically, the Commission's staff has taken the position that certain proposals, while relating to only a small portion of the issuer's operations raise policy issues of significance to the issuer's business.

The Proponents' shareholder Proposal raises important policy issues not in the abstract, but as they directly impact Home Depot. The sale of compact fluorescent lamps by Home Depot in its private label n:vision line represents a brand enhancing product line. The likelihood of substantial consumer concern and backlash, as knowledge grows about the potential for mercury exposure in the home environment in the event of breakage, is a serious brand sensitive issue for Home Depot. Even though the product sales may amount to a small fraction of Home Depot sales, the prominence of this product and the vulnerability because of the mercury exposure issue makes it materially relevant to Home Depot operations. Since the Proponents' shareholder Proposal raises significant policy issues concerning safety and environmental health, issues which directly impact Home Depot, we do not believe that the Company has carried its burden of proof, set forth in Rule 14a-8(g), that the Proponents' shareholder Proposal is excludable by virtue of Rule 14a-8(i)(5).

II. The Proposal is not inherently vague or indefinite.

The Company asserts that the Proposal is vague and indefinite and therefore may be excluded under rule 14a-8(i)(3) or 14a-9. Under Staff rulings the exclusion of proposals on this basis relates to whether the shareholders would be able to determine exactly what they are voting on and what measures the proposal requires.

The Company claims that in this instance the Proposal is vague because it does not define or provide guidance to shareholders as to what type of "policy options to reduce consumer exposure and increase consumer awareness" are intended to be covered. Similarly, the Company asserts that the Proposal does not provide the Company or the shareholders with reasonable certainty as to what actions are required to implement the Proposal if adopted.

The Company suggests a wide array of possible interpretations of the language of the resolved clause, including technical reports, reports on various public campaigns, etc.

Contrary to the Company's assertions, the Proposal is not vague in its request for "policy options to reduce consumer exposure and increase consumer awareness regarding mercury and any other toxins contained in its private label n:vision brand products." The supporting statement makes it very clear what type of policy options the Proponents have in mind when it states the Proponents' belief that the report should, "among other things, discuss policy ideas such as the labeling of mercury levels in products, providing consumers with information on cleanup procedures, and whether Home Depot policy could be shaped to help drive development of non-mercury, energy saving, lighting alternates." As such the Proposal is not vague or indefinite, but clearly informs investors as to what is being requested and what steps would be needed to implement such a report.

III. <u>The Proposal is not excludable under the ordinary business exclusion.</u>

Finally, the Company asserts that the resolution is excludable because it relates to the Company's ordinary business operations. Toward that end the Company makes a whole series of arguments in its attempt to seek the applicability of this exclusion. The short answer regarding the Company's assertions is that the resolution is not excludable under the ordinary business exception because it is precisely the type of resolution contemplated by Staff Legal Bulletin 14C, relating to reducing the environmental impacts of the Company's operations, in this instance by ensuring that consumers do not create toxic mercury contamination conditions in their own homes when some of the company's flagship products inevitably break and require cleanup. The resolution asks for the company to issue a report on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and any other toxins contained in its private label n:vision brand products. As such, this is entirely consistent with the Staff's guidance that it will find to be not excludable resolutions which seek to reduce a company's environmental impacts.

The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The second consideration comes into play when a proposal involves "methods for implementing complex policies." Id.

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". *<u>Id.</u>* at 426. Interpreting that standard, the court spoke of actions which are "extraordinary, <u>i.e.</u>, one involving 'fundamental business strategy' or 'long term goals.'" *<u>Id.</u>* at 427.

Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers*

Union v. Wal-Mart Stores, Inc., 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

Most recently, the SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors.

Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).

"Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

Finally, it is vitally important to observe that the Company bears the burden of persuasion on this question. Rule 14a-8(g). The SEC has made it clear that under the Rule "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added).

Home Depot has staked its reputation on becoming an environmentally sensitive company. Now it has become clear that one of its flagship products poses negative environmental impacts -- causing potential toxic exposures in the home – which is a substantial social policy issue that the company must contend with. Consistent with the requirements of Staff Legal Bulletin 14 C, the focus of the resolution is on reducing harm from Home Depot operations, in this instance sales of products sold by the Company which could cause serious and harmful exposures in the home in the absence of appropriate information to consumers. As such this resolution is distinguishable from various resolutions where improvement to consumer information was requested but the end impact of environmental harm reduction was less compelling than it is in the present matter.

Home Depot, which purchases a massive amount of these bulbs, appears to be one of the largest purchasers of light bulbs from the leading CFL manufacturer, TCP, Inc., which announces on its website that it produces the bulbs for Home Depot.[3] From conversations with the Company, the

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[3] TCP, Inc. manufactures, designs and develops energy efficient lighting products for commercial, industrial and residential applications. The company manufactures 65% of the compact fluorescent lamps,

Proponent knows that Home Depot participates in the design of the packaging generated by the manufacturer. The Company is free to dictate the terms of packaging and consumer related information included by the manufacturer in the n:vision product. Therefore, this is not an issue of the Company being incapable of defining the terms of a contract, or a supply chain that is out of reach or too complicated for the Company to address. This is a front-of-the-aisle, featured product for Home Depot on which it has complete control and which poses a serious environmental impact in the home environment.

As such, the relevant Staff rulings are those relating to how to reduce environmental harm and exposures from toxic ingredients of products. Good examples include a resolution at Kroger requiring that unless long-term safety testing demonstrates that genetically engineered crops, organisms or products thereof are not harmful to humans, animals and the environment, the board adopt a policy to identify and label, where feasible, all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically engineered ingredients, *Kroger* (April 12, 2002); for Time magazine to be printed on chlorine-free paper, *Time Warner, Inc.* (February 22, 1996); for Baxter, a medical supply company, to adopt a policy of phasing out the production of PVC-containing or phthalate-containing medical supplies, *Baxter Inc.* (March 1, 1999); and for Quaker Oats to adopt a policy of removing genetically engineered crops, organisms, or products thereof from all products sold or manufactured by Quaker, until long-term testing has shown that they are not harmful to humans, animals, and the environment, with the interim step of labeling and identifying these products, *Quaker Oats* (January 10, 2000) . What caused resolutions like these to withstand the test of ordinary business despite the arguments that choices regarding labeling, materials and paper relate to ordinary business operations, was the very serious assertions regarding environmental and health issues associated with those items. The same should be true in the present resolution.

In the case of Home Depot, one of the most serious environmental impacts of its operations is currently posed by the company's deployment and aggressive promotion of mercury containing bulbs without effective measures to prevent toxic releases at the point of use. The fact that the company is a retailer and that the impacts occur past the point of sale does not exempt the company from accountability for these environmental impacts. In contrast to many of the retail ordinary business cases cited by the Company, this is not an instance of shareholders asking the Company merely to track or eliminate toxic chemicals in an array of many miscellaneous products that the Company gets from various places in its supply chain. This is a featured product for the Company, and one on which it has control over the packaging contents, and on which it is touting the environmental benefits. Since the packaging contents will determine whether the Company's operations will lead to the contamination of the home environment of consumers, this resolution is in line with prior resolutions seeking to reduce the environmental impacts of companies.

Despite the Company's assertions to the contrary, the Proposal does not attempt to control or manage the Company's day-to-day business decisions. The resolution focuses on broad policy issues facing a flagship product, and whether the Company has established policies to reduce

---

or CFLs, on the U.S. market and sells them under a variety of name brand, private label and other lighting manufacturers (OLMs), including n:vision at The Home Depot.

harmful toxic exposures should the product accidentally break once it is in use in the home. It asks the management to explore policy options for responding to this major social policy issue, and to report back to the shareholders on the solutions. The resolution does not demand a specific outcome and therefore does not delve too deeply into everyday management of the company.

The Company also asserts that the Resolution would require an excludable "evaluation of risk." The evaluation of risk exclusion was formally announced in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") in which the Staff stated:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The current resolution fits squarely into the ***nonexcludable*** model described above. That is, it is focused on minimizing or eliminating operations that may adversely affect the environment or the public's health, in this instance by ensuring that the public has sufficient information in their hands to prevent environmental harm in the home.

As we understand this distinction based on the precedents, if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk, then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded.

Accordingly, the Staff refers in SLB14C to the *Xcel Energy Inc.* (avail. Apr. 1, 2003) proposal as an example of a request for a risk assessment. In *Xcel* the proponents requested a:

> report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions ...

This proposal expressly sought an evaluation of the economic risks to the Company's operations and clearly was within the ordinary business exclusion. In contrast the present resolution does not request that the Company conduct any assessment of financial risks to the Company.

In numerous "risk evaluation" precedents, the Staff has implicitly taken the position that an evaluation of how a company affects the outside world (environment, human rights, privacy, etc.) is not an excludable risk evaluation. Compare *KB Home* (January 23, 2008) (asking board to provide report on the feasibility of developing policies to minimize the impact on climate change, with a focus on reducing greenhouse gas emissions, found not excludable) with excludable resolutions asking a company to "***assess*** how the company is responding to rising regulatory, competitive, and public pressure." See *The Ryland Group Incorporated* (February 13, 2006), *Pulte Homes* (March 1, 2007) and *Standard Pacific Corp.* (January 29, 2007). Such an "assessment" could be understood to imply a financial risk evaluation of the impact on the company. What is excludable is a resolution that requires a company to undertake and/or publish evaluations of financial impacts and risks on the company. But that is not what the present resolution does or requires -- instead it requires only a report on options that the Company can pursue in order to protect the home environment and the consumer from serious toxic releases from a flagship product.

Conclusion

As demonstrated above, the Proposal is not excludable under the asserted Rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc:

Mr. Thomas van Dyck
Amy Galland, Research Director, Corporate Social Responsibility Program, As You Sow Foundation
Jonathan Gottsegen, Assistant Secretary & Senior Counsel, The Home Depot Inc.
via fax to (770) 384-5842

2455 Paces Ferry Rd. • Atlanta, GA 30339

December 23, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Thomas van Dyck

Ladies and Gentlemen:

On behalf of The Home Depot, Inc. (the "Company"), the purpose of this letter is to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials (the "2009 Proxy Materials") for its 2009 Annual Meeting of Shareholders (the "2009 Meeting"). Mr. Thomas van Dyck (the "Proponent") submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2009 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and Exhibit A. A copy of this letter, including Exhibit A, is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2009 Proxy Materials. The same is also being mailed on this date to the As You Sow Foundation, the Proponent's representative, as requested by the Proponent.

The Company intends to commence distribution of its definitive 2009 Proxy Materials on or about April 10, 2009. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2009 Proxy Materials with the Commission.

The Proposal sets forth the following resolution:

> "Resolved: Shareholders request the company to issue a report, at reasonable expense and omitting confidential information, on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and any other toxins contained in its private label n:vision brand products."

The Company intends to omit the Proposal from the 2009 Proxy Materials on the following grounds and requests concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from the 2009 Proxy Materials.

A. Rule 14a-8(i)(5) - Relevance to the Company's Operations

Rule 14a-8(i)(5) permits exclusion of proposals that relate to operations which account for less than five percent of the company's assets at the end of its most recent fiscal year and for less than five percent of its net earnings and gross sales for the most recent fiscal year, and is not otherwise significantly related to the company's business.

For the Company's fiscal year ended February 3, 2008 ("Fiscal 2007"), the Company's total assets were approximately $44.3 billion, net earnings were approximately $4.4 billion and net sales were approximately $77.3 billion[1]. For Fiscal 2007, the Company's year-end inventory of n:vision products was approximately $92.1 million (0.21% of total assets) and net sales of n:vision products was approximately $211.7 million (0.27% of net sales). The Company's operations related to its n:vision products clearly represent significantly less than five percent of Company assets, net earnings, net sales and gross sales at the end of Fiscal 2007. Consequently, the quantitative thresholds required by Rule 14a-8(i)(5) have not been satisfied, and thus omission from the 2009 Proxy Materials is warranted. See, e.g., Arch Coal, Inc. (January 19, 2007), Merck & Co., Inc. (January 4, 2006), Hewlett-Packard Company (January 7, 2003) and J.P. Morgan & Co., Inc. (February 5, 1999).

Furthermore, the Proposal does not relate to operations of the Company that are otherwise significantly related to the Company's business. The Staff has stated that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." SEC Release No. 34-19135 (October 14, 1982). This may occur where a particular corporate policy "may have a significant impact on other portions of the issuer's business or subject the issuer to significant contingent liabilities." Id. However, even where a proposal raises a policy issue, the issue must be more than just ethically or socially significant in the abstract; it must have a meaningful relationship to the business of the company. Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554, 561 n. 16 (D.D.C. 1985). In this case, the Company's n:vision products do not raise the type of economic, social, environmental or other broadly sensitive issue of the type that the Staff has found to be "significantly related" to a company's business as a whole. Moreover, the issue raised by the Proposal does not have a meaningful or significant relationship to the Company's business. The Company is the world's largest home improvement retailer. The Company's store base consists of over 2,000 stores and each store carries in excess of 30,000 products. The Company's n:vision products are among the thousands of products offered for sale by the Company. The sale of n:vision products is incidental to the Company's core home improvement business and does not significantly affect other portions of the Company's business. We believe, therefore, that the Proposal fits squarely within the intended scope of Rule 14a-8(i)(5). The Staff has permitted no-action relief in analogous circumstances. See, e.g. The Walt Disney

[1] The Company reports and recognizes revenue net of estimated sales returns and sales tax. Therefore, the Company's gross revenue would be an amount greater than $77.3 billion for fiscal 2007.

Company (November 29, 2002), Lucent Technologies, Inc. (November 21, 2000) and Eli Lilly and Company (February 2, 2000).

For these reasons, as the Proposal deals with a product that represents less than five percent of Company assets, net earnings and gross sales in Fiscal 2007 and is not otherwise significantly related to the Company's business, the Company seeks to omit the Proposal from its 2009 Proxy Materials in accordance with Rule 14a-8(i)(5).

B. Rules 14a-8(i)(3) and 14a-9 - The Proposal is Inherently Vague and Indefinite

Rule 14a-8(i)(3) allows a company to exclude a shareholder proposal that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In Staff Legal Bulletin No. 14B (September 15, 2004), the Staff stated that Rule 14a-8(i)(3) permits exclusion of shareholder proposals where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Staff has consistently concurred that a proposal is sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret a proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." See Fuqua Industries, Inc. (March 12, 1991).

In this case, the Proposal is inherently vague and indefinite as it does not define or provide guidance to shareholders, the Company's Board of Directors or management as to what type of "policy options to reduce consumer exposure and increase consumer awareness" are intended to be covered by the Proposal. Moreover, the Proposal does not provide the Company or the shareholders with reasonable certainty as to what actions are required to implement the Proposal, if adopted. The general nature and intent of the phrase "policy options to reduce consumer exposure and increase consumer awareness" is vague and indefinite and subject to varying interpretations. For example, with respect to the "policy options to reduce consumer exposure" the Proposal could be interpreted to require a report on the technical feasibility of compact fluorescent lamps with no or reduced mercury content or alternative technologies to replace compact fluorescent lamps. The Proposal could also be understood to require a report on the technical feasibility of reducing the breakability of compact fluorescent lamps. The Proposal could yet be read to require a report on the various options to replace compact fluorescent lamps. With respect to the "policy options to... increase consumer awareness," the Proposal could be construed to require the Company to report on various campaigns to raise consumer awareness of mercury content in compact fluorescent lamps and how to safely dispose of such lamps. The Proposal could also be read to require the Company to report on the content of labeling of compact fluorescent lamps. Such varied interpretations of the Proposal described are all referenced and supported, to varying degrees and detail, in the recitals and supporting statement to the Proposal. As such, the Company's shareholders cannot be expected to understand with any reasonable certainty what they are being asked to consider and vote on. The Company and its shareholders might interpret the Proposal differently such that any action ultimately taken by the Company to implement the Proposal could be significantly different from actions envisioned by the shareholders voting on the Proposal.

The Staff has granted no-action relief to companies that have received similar proposals on the basis that a proposal was inherently vague and indefinite in violation of Rule 14a-9 and thus excludable pursuant to Rule 14a-8(i)(3). See, e.g., Yahoo! Inc. (March 26, 2008) (proposal requesting that the board establish a new policy of doing business in China), Ford Motor Company (February 27, 2008) (proposal requesting that the board report on the company's efforts to improve the fuel economy of its new light truck and passenger vehicles such that no Ford vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles at the earliest opportunity), The Proctor & Gamble Company (August 8, 2007) (proposal requesting a complete report in the next proxy statement regarding actions taken by the proponent and the company with respect to a proposal submitted to the company by the proponent for the previous year's annual meeting), Bank of America Corporation (May 11, 2007) (proposal requesting a report concerning the thinking of the directors concerning representative payees) and Wendy's International, Inc. (February 24, 2006) (proposal requesting the board issue interim reports to shareholders that detail the progress made toward accelerating development of controlled-atmosphere killing). In such proposals, each company argued that the terms of the proposal were vague and ambiguous such that multiple interpretations could be given to the proposal, and that the company and its shareholders would be unable to determine what action the proposal required. The Proposal is analogous to such other proposals that the Staff has determined may be excluded from the proxy materials.

The possible multiple interpretations on how to implement the Proposal render it inherently vague, indefinite and misleading. Therefore, for the foregoing reasons, the Proposal may be omitted from the Company's 2009 Proxy Materials pursuant to Rule 14a-8(i)(3).

C. Rule 14a-8(i)(7) - The Proposal Relates to Ordinary Business Operations

Under Rule 14a-8(i)(7), a proposal may be omitted from a company's proxy statement if such proposal deals with a matter relating to the company's ordinary business operations. The policy underlying this exclusion is to entrust the resolution of ordinary business problems to management and the board of directors, since it would be impractical to convene a shareholder meeting for shareholders to decide how to address each and every such problem. This policy is also consistent with most state corporation laws. SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Staff noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The 1998 Release further states that a proposal may be seen as seeking to micro-manage a company "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." A proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report involves a matter of ordinary business of the company. SEC Release No. 34-20091 (Aug. 16, 1983).

As discussed above, the Proposal is inherently vague and indefinite. However, to the extent the Proposal seeks to have the Company issue a report on the various options available to the Company to cease the sale of compact fluorescent lamps, including the safety of such options, and the labeling of the Company's n:vision compact fluorescent lamps, the Proposal is excludable under the ordinary business exclusion in Rule 14a-8(i)(7) as it involves matters of ordinary business.

We believe that the Proposal implicates both of the above-described policy considerations. The Company is the world's largest home improvement retailer, selling tens of thousands of different products to a broad base of customers throughout the United States, Mexico, Canada and China. Decisions concerning product selection and the packaging and marketing of products are multi-faceted, complex and based on a range of factors that are outside the knowledge and expertise of shareholders. The ability to make such decisions is fundamental to management's ability to run the Company on a day-to-day basis. The Proposal also seeks to "micro-manage" the Company. For example, in the supporting statement to the Proposal, the Proponent states its support for providing "mercury content information on the package" and "clean up information with each package." The Company's labeling for its n:vision products currently states that the product contains mercury and that the consumer should dispose of the product according to local, state or federal laws, and provides a URL and toll-free number where consumers can obtain information about the disposal and clean-up of compact fluorescent lamps. Decisions on the type and detail of information and how to best communicate such information require the evaluation and consideration of a number of complex factors and specialized knowledge, matters which are squarely within the Company's ordinary business operations and outside the purview of shareholders. By requesting a report, the Proponent seeks to have the Company's shareholders become involved in matters that are inherently complex and upon which shareholders are not in a position to make an informed decision. In contrast, such matters are precisely within the Company's ordinary business operations, which the Staff has made clear should be left to management and the board of directors.

The Staff has granted no-action relief to companies on the basis that a proposal requests a report on matters within a company's ordinary business operations. See, e.g., General Motors Corporation (March 27, 2008) (proposal requesting that the board report on the company's efforts to improve the fuel economy of its new light truck and passenger vehicles such that no General Motors vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new General Motors vehicles at the earliest opportunity), Best Buy Co., Inc. (March 21, 2008) (proposal requesting that the board prepare a report on the company's sustainable paper purchasing policies), Wal-Mart Stores, Inc. (March 11, 2008) (proposal requesting a report on the company's policies on nanomaterial product safety), General Electric Company (January 9, 2008) (proposal requesting that the board establish an independent committee to prepare a report on the potential for damage to the company's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China, and make the report available to shareholders), The Coca-Cola Company (January 9, 2008) (proposal that the board adopt a policy of annually publishing a report on chemical and biological testing data for the company's beverage products that contains the results of independent laboratory tests of the company's product quality as measured against applicable national laws and the company's global quality standards and an explanation of corrective action taken when such tests exceed contaminants permitted under national regulations or the company's internal quality standards), Family Dollar Stores, Inc. (November 6, 2007) (proposal requesting that the board publish a report evaluating the company's policies and procedures for minimizing customers' exposure to toxic substances and hazardous components in its marketed products), Walgreen Co. (October 13, 2006) (proposal requesting that the board publish a report characterizing the extent to which the company's private label cosmetics and personal care product lines contain carcinogens, mutagens, reproductive toxicants and chemicals that affect the endocrine system and describing options for using safer alternatives), Applied Digital Solutions, Inc. (April 25, 2006) (proposal requesting that the independent directors of the company prepare a report on the harm the continued sale and use of RFID chips would have to the public's privacy, personal safety and financial security), Wal-Mart Stores, Inc. (March 24, 2006) (proposal requesting a report to shareholders on the rate of use of public assistance benefits by Wal-Mart associates) and Wal-Mart Stores, Inc. (March 24, 2006) (proposal requesting the board publish a report evaluating company policies and procedures for systematically minimizing customers' exposure to toxic substances in products). In each of the foregoing matters, the Staff concurred with the company's view that the proposal was excludable as it related to the company's ordinary business operations.

Furthermore, in Staff Legal Bulletin No. 14C (June 28, 2005), the Staff explained that exclusion is permitted under Rule 14a-8(i)(7) to the extent a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health. The Staff has stated, however, that exclusion is not available under Rule 14a-8(i)(7) if a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health. In this case, if the Proposal is adopted, the Company could be required to, among other things, (1) report on the safety of n:vision products as compared to alternatives to compact fluorescent lamps and any initiatives or actions management is taking (or will take) regarding n:vision products that include mercury or other toxins, (2) engage in an assessment of and report on the technical, financial, business and product safety matters related to compact fluorescent lamps and its alternatives, and (3) evaluate and report on the Company's labeling practices with respect to its n:vision products. Therefore, the Company will essentially be required to engage in an internal assessment of the potential technical, financial, business and legal risks and liabilities related to its n:vision products. Such areas are precisely within the Company's ordinary business operations. The Staff has permitted exclusion of proposals on the basis that it involved an "evaluation of risk." See, e.g., ONEOK, Inc. (February 7, 2008) (proposal requesting a report on how the company is responding to rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and other emissions from the company's operations), Arch Coal, Inc. (January 17, 2008) (proposal requesting a report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product), General Electric Company (January 9, 2008) (proposal requesting that the board establish an independent committee to prepare a report on the potential for damage to the company's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China), International Business Machines Corporation (January 9, 2008) (proposal requesting that the board establish an independent committee to prepare a report on the potential for damage to the company's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China), Pulte Homes, Inc. (March 1, 2007) (proposal requesting that the company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency) and General Electric Company (January 13, 2006) (proposal requesting that the company produce a report evaluating the risk of damage to the company's brand name and reputation as a result of outsourcing work to foreign countries).

We are aware of the social policy issue exception to the ordinary business exclusion and that proposals focusing sufficiently on significant social policy issues are generally not excludable. However, the Staff has, on a number of instances in the past, granted no-action relief on the basis that such proposal relates to the nature of a company's day-to-day business. See, e.g., Family Dollar Stores, Inc. (November 6, 2007), Walgreen Co. (October 13, 2006) and Ford Motor Company (March 2, 2004) (proposal recommending that the board publish annually a report regarding global warming which would include detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling). In each of the foregoing matters, the Staff did not object to excluding the shareholder's proposal because the proposal in question related to day-to-day company activities, regardless of the fact that such day-to-day activities could be tied to larger social issues. In this case, the Proposal does not raise significant social policy concerns, but rather appears to be driven by ordinary business concerns. The intent of the Proposal is to have the Company's Board of Directors evaluate the business policies and practices related to product selection and labeling, notwithstanding that the Proposal refers to environmental health concerns. The underlying intent of the Proposal is further shown by the recitals and the supporting statement in which the Proponent makes repeated references to reducing the level of mercury in lighting products and the type of information that should be disclosed on packaging. Finally, the Proponent specifically states that it believes that "providing mercury content information on the package could give Home Depot's n:vision brand products a potential advantage over its competition."

Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2009 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of a Rule 14a-8 response. The Proponent and his representative are requested to copy the undersigned on any response made to the Staff.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group

Exhibit A

As You Sow

311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

December 11, 2008

Jack vanWoerkom
Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Dear Mr. vanWoerkom,

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate responsibility. We represent Thomas van Dyck, a beneficial shareholder of McDonald's Corporation. An authorization form from Mr. van Dyck to act on his behalf is included with this letter.

Thomas van Dyck has held Home Depot stock continuously for over a year and these shares will be held through the date of the 2009 stockholders meeting.

I am hereby authorized to notify you that on behalf of Thomas van Dyck, As You Sow is filing the enclosed resolution so that it will be included in the 2009 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934 and presented for consideration and action by the stockholders at the next annual meeting. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

The resolution requests that the Board of Directors publish a report on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and any other toxins contained in its private label n:vision brand products.

It is our practice to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary and we trust that a dialogue of this sort is of interest to you as well.

Sincerely,

Amy Galland
Research Director
Corporate Social Responsibility Program
As You Sow Foundation

Enclosures: Authorization letter, proof of ownership, resolution

Cc: Thomas van Dyck

Home Depot

Whereas compact fluorescent lamps (CFL) manufactured for Home Depot are positive, energy-saving products that save up to 75% in energy costs and last far longer than incandescent bulbs. However, CFLs contain mercury and therefore pose health risks to consumers when broken requiring appropriate package labeling and risk disclosure.

Ed Yandek, chairman of the National Electrical Manufacturers Association (NEMA) Lamp Section Technical Committee has stated that "it is to the lighting industry's advantage to limit the total mercury content of CFLs and to work with all stakeholders so that CFLs are managed in an environmentally responsible manner at end-of-life."

Current technology requires mercury for operation of fluorescent lamps, but accidental exposure to mercury in the bulbs through consumer breakage poses potential threats to environmental health. Overexposure to mercury can result in respiratory failure, affect kidney and brain functions, and cause long-term neurobehavioral problems in children whose mothers were exposed during pregnancy (http://www.oehha.ca.gov/air/toxic_contaminants/pdf_zip/Mercury_postSRP3.pdf p 1).

EPA has established a level of safe exposure of mercury in the air at 300nanograms/cubic meter. The Centers for Disease Control consider minimal risk to be at 200nanograms/cubic meter. Studies indicate that a broken CFL with 5mg of mercury can produce mercury vapor levels well in excess of these levels – from 8,000 to 150,000nanograms/cubic meter (http://mpp.cclearn.org/wp-content/uploads/2008/08/final_shedding_light_all.pdf pp 4, 6, 7).

Some public health experts assert that consumers need disclosure of the amount of mercury present in each individual lamp, not a broad average or range, in order to make informed purchasing decisions based on environmental impact and potential threat to human health. Others assert that packaging should also include information on clean-up procedures to be followed by consumers when bulbs break as recommended by Environmental Protection Agency (EPA).

Resolved: Shareholders request the company to issue a report, at reasonable expense and omitting confidential information, on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and any other toxins contained in its private label n:vision brand products.

Supporting Statement: Proponents believe the report should, among other things, discuss policy ideas such as the labeling of mercury levels in products, providing consumers with information on cleanup procedures, and whether Home Depot policy could be shaped to help drive development of non-mercury, energy saving, lighting alternatives. We believe providing mercury content information on the package could give Home Depot's n:vision brand products a potential advantage over its competition and provide a valuable service to consumers in situations where CFL breakage could pose health threats to family members or pets. Providing clean up information with each package would allow consumers to be informed and ready to follow proper procedures before accidents happen, eliminating the need for urgent calls to local authorities after product breakage.

RBC Wealth Management

SRI Wealth Management Group
345 California Street
29th Floor
San Francisco, CA 94104

Toll Free: 866-408-2667
www.rbcfc.com/SRI

December 11, 2008

To Whom It May Concern,

This letter is to confirm that Thomas Van Dyck is the beneficial owner of at least $2000 worth of Home Depot stock, and that these shares have been held continuously for at least one year and will be held though the date of the company's next annual meeting.

Sincerely,

Catherine Chen, CIMA
Vice President/Financial Consultant
SRI Wealth Management Group
RBC Wealth Management

December 11, 2008

Mr. Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow Foundation
311 California St., Suite 510
San Francisco, CA. 94104

Dear Mr. Passoff,

I hereby authorize As You Sow to file a shareholder resolution on my behalf at Home Depot, Inc.

The resolution asks the company's Board of Directors to issue a report on policy options to reduce consumer exposure to and increase consumer awareness of mercury and other toxins contained in its products.

I am the owner of more than $2,000 worth of stock that has been held continuously for over a year and will be held through the date of the company's next annual meeting.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Thomas Van Dyck